UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HILLENBRAND, INC.

(Exact name of registrant as specified in its charter)

Indiana	1-33794	26-1342272
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation or organization)	Number)	Identification No.)

One Batesville Boulevard

Batesville, Indiana 47006

(Address of principal executive offices) (Zip Code)

Nicholas R. Farrell

Hillenbrand, Inc.

Vice President, General Counsel, Secretary, and Chief

Compliance Officer

812-934-7500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Hillenbrand, Inc. (“Hillenbrand”) is submitting this Specialized Disclosure Form as well as a Conflict Minerals Report, which is attached as Exhibit 1.01. Hillenbrand has made the Conflict Minerals Report publicly available on the Investor Relations page of Hillenbrand’s website under SEC filings at: http://ir.hillenbrand.com/investor-relations/financial-reports/sec-filings/default.aspx.

Section 2 — Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hillenbrand, Inc.

(Registrant)

/s/ Nicholas R. Farrell	May 29, 2020
Nicholas R. Farrell	(Date)
Vice President, General Counsel,
Secretary, and Chief Compliance Officer